As filed with the Securities and Exchange Commission on November 5, 2009

Registration No. 333- 162641

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BNC BANCORP

(Exact Name of Registrant as Specified in Its Charter)

North Carolina	6022	47-0898685
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1226 Eastchester Drive

High Point, North Carolina 27265

(336) 869-9200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Swope Montgomery, Jr.

Chief Executive Officer

BNC Bancorp

1226 Eastchester Drive

High Point, North Carolina 27265

(336) 869-9200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jean C. Brooks, Esq. Brooks, Pierce, McLendon, Humphrey and Leonard, LLP 230 North Elm Street Greensboro, North Carolina 27201 (336) 373-8850 (336) 378-1001 – Facsimile	Todd H. Eveson, Esq. Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, North Carolina 27615 (919) 845-2558 (919) 518-2146 – Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐ (Do not check if a smaller reporting company)	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2009

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering              shares of our common stock, no par value per share. Our common stock is traded on the NASDAQ Capital Market under the symbol “BNCN.” On November     , 2009, the last reported sale price of our common stock on the NASDAQ Capital Market was $             per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to BNC Bancorp (before expenses)	$	$

The underwriters also may purchase up to an additional              shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the common stock against payment on or about                     , 2009.

Sandler O’Neill + Partners, L.P.	Howe Barnes Hoefer & Arnett

The date of this prospectus is                         , 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain forward-looking statements about the financial condition, results of operations and business of the Company. These statements may include statements regarding the projected performance of the Company for the period following the completion of the offering. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “will,” “plans” or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities:

•	revenues are lower than expected;

•	credit quality deterioration which could cause an increase in the provision for credit losses;

•	competitive pressure among depository institutions increases significantly;

•	changes in consumer spending, borrowings and savings habits;

•	our ability to successfully integrate acquired entities or to achieve expected synergies and operating efficiencies within expected time-frames or at all;

•	technological changes and security and operations risks associated with the use of technology;

•	the cost of additional capital is more than expected;

•	our reliance on brokered certificates of deposit;

•	a change in the interest rate environment reduces interest margins;

•	asset/liability repricing risks, ineffective hedging and liquidity risks;

•	counterparty risk;

•	general economic conditions, particularly those affecting real estate values, either nationally or in the market area in which we do or anticipate doing business, are less favorable than expected;

•	the effects of the FDIC deposit insurance premiums and assessments;

•	the effects of and changes in monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;

•	volatility in the credit or equity markets and its effect on the general economy;

•	demand for the products or services of the Company and the Bank, as well as their ability to attract and retain qualified people;

•	the costs and effects of legal, accounting and regulatory developments and compliance; and

•	regulatory approvals for acquisitions cannot be obtained on the terms expected or on the anticipated schedule.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of the Company following the offering may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Accordingly, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

We urge investors to review carefully the section of this prospectus entitled “Risk Factors” in evaluating the forward-looking statements contained in this prospectus. Forward-looking statements speak only as of the date on which such statements were made. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. The Company’s business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “BNC Bancorp,” the “Company,” “we,” “us,” “our,” or similar references, mean BNC Bancorp. References to the “Bank” means our wholly owned banking subsidiary, Bank of North Carolina.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The internet address of the SEC’s website is www.sec.gov. Such reports and other information concerning BNC Bancorp can also be retrieved by accessing our website (www.bankofnc.com). Information on our website is not part of this prospectus.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 17, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009; and

•	Our Current Reports on Form 8-K filed with the SEC on February 10, 2009, May 6, 2009, May 21, 2009, August 11, 2009, September 10, 2009, September 24, 2009, October 23, 2009 and October 29, 2009.

We will provide each person to whom this prospectus is delivered, including any beneficial owner of our shares, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, upon written or oral request at no cost, by writing or telephoning us at the address set forth below.

BNC Bancorp

Attention: Corporate Secretary

1226 Eastchester Drive

High Point, North Carolina 27265

(336) 869-9200

You may also view and print these reports and documents on the Investor Relations page of our website at www.bankofnc.com.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the common stock is appropriate for you.

The Company

BNC Bancorp was formed in 2002 to serve as a one-bank holding company for Bank of North Carolina. The Bank is a full service commercial bank that was incorporated under the laws of the State of North Carolina on November 15, 1991, and opened for business on December 3, 1991.

As of September 30, 2009, the Company was the 11th largest North Carolina-domiciled bank by assets and has 17 banking offices along the I-85 / I-40 / I-77 / I-73 corridors in central North Carolina including Davidson, Randolph, Rowan, Forsyth, Guilford, Iredell and Cabarrus Counties. As of September 30, 2009, the Company had total assets of $1.7 billion, total net loans receivable of $1.0 billion, total deposits of $1.4 billion, and total shareholders’ equity of $125.0 million. Net income available to common shareholders for the nine months ended September 30, 2009 was $3.3 million, or $.44 per diluted share. The Company has been profitable every quarter since 1994.

The Bank provides a wide range of banking services tailored to the particular banking needs of the communities it serves. It is principally engaged in the business of attracting deposits from the general public and using such deposits, together with other funding from the Bank’s lines of credit, to make primarily consumer and commercial loans. The Bank has pursued a strategy that emphasizes its local affiliations. This business strategy stresses the provision of high quality banking services to individuals and small to medium-sized local businesses. Specifically, the Bank makes business loans secured by real estate, personal property and accounts receivable; unsecured business loans; consumer loans, which are secured by consumer products, such as automobiles and boats; unsecured consumer loans; commercial real estate loans; and other loans. The Bank also offers a wide range of banking services, including checking and savings accounts, commercial, installment and personal loans, safe deposit boxes, and other associated services. Lending involves credit risk. Credit risk is controlled and monitored through active asset quality management including the use of lending standards, thorough review of potential borrowers, and active asset quality administration. Please refer to “Risk Factors” beginning on page 7.

Deposits are the primary source of the Bank’s funds for lending and other investment purposes. The Bank attracts both short-term and long-term deposits from the general public locally and out-of-state by offering a variety of accounts and rates. The Bank offers statement savings accounts, negotiable order of withdrawal accounts, money market demand accounts, noninterest-bearing accounts, and fixed interest rate certificates with varying maturities.

Since January 1, 1996, the Company has grown assets, deposits and net loans at a compounded annual growth rate of 28.5%, 28.4% and 27.0% respectively. The Company targets business professionals and small to mid-size business customers with superior customer service, excellent branch locations and long-term, experienced bankers. The Company believes that the markets it operates in provide a unique opportunity for the Bank, as the Company is able to target customers with credit relationships in the $2 million to $8 million range that are too small for regional community banks but too large for smaller community banks with lower legal lending limits. The Company has been able to grow assets, deposits and loans at these impressive rates while maintaining excellent asset quality with non-performing assets to total assets of 1.43% at September 30, 2009. In large part, the Company’s superior asset quality relative to peers is due to our strong team of lenders and asset quality management; most of our asset quality personnel have been in the banking industry for more than 20 years and several members of our senior credit team have experienced several economic and real estate cycles during their banking careers.

The Company operates in markets that have not experienced the tremendous property value increases recognized in other parts of the country and as a result the property valuation declines have not been as severe. Based on SNL data, the Company’s markets had population growth of 16.4% from 2000-2009, versus 10.1% nationwide. The Company’s markets have a projected population growth rate of 8.1% for 2009 to 2014, which is higher than the projected growth rate of 6.3% for the U.S. from 2009-2014 of 8.1%, versus 6.3% nationwide.

The Company has a market share of 40.7% in its largest market, Davidson County. The Bank concentrates its marketing and banking efforts to serve the citizens and business interests of the cities and communities located in Davidson, Randolph, Rowan, Forsyth, Guilford, Iredell and Cabarrus Counties through its 17 banking offices. The Bank conducts its business in Davidson County from its banking headquarters located in Thomasville, North Carolina, an additional branch in Thomasville, a branch in Lexington and another in northern Davidson County. In Randolph County, the Bank has one location in the Archdale-Trinity community; in Forsyth County, the Bank has one location in Kernersville and one location in Winston-Salem; in Guilford County, the Bank has three locations in Greensboro, one location in Oak Ridge and two locations in High Point; in Cabarrus County, the Bank has two offices, one in Harrisburg and one in Concord; in Rowan County, the Bank has one office in Salisbury; and in Iredell County, the Bank has a limited service office in Mooresville.

Davidson, Randolph, Rowan, Forsyth, Guilford, Iredell and Cabarrus Counties are located along the I-85/I-40 corridor within or adjacent to the region known as the Piedmont Triad. Large area employers in the counties of Forsyth, Davidson and Guilford include High Point Regional Medical Center, Moses Cone Health System, Forsyth Medical Center (Novant Health), Wake Forest University Medical System, American Express, RF Micro Devices, and Thomas Built Buses. Oak Ridge is primarily rural with the economic base consisting of farming and small business. Kernersville’s economic base consists primarily of small businesses. Large employers in Kernersville include Sara Lee Sock Co. and Deere Hitachi.

Rowan and Cabarrus Counties are located in the growing Piedmont region of North Carolina between the Charlotte metro market and the High Point and Thomasville markets. Rowan and Cabarrus Counties offer a premier location for warehouses, manufacturing and distribution facilities because the largest consolidated rail system in the country is centered in the region. Rowan County is home to over 45 freight companies. Cabarrus County is the home to Lowes Motor Speedway, and numerous NASCAR related suppliers and team headquarters. Lexington, High Point, Archdale and Thomasville’s traditional economic base includes furniture and textile manufacturing, which have been negatively impacted by the recession. Greensboro’s economic base is more diversified and service oriented and is also home to several colleges and universities.

The Company’s primary sources of revenue are interest and fee income from its lending activities, primarily consisting of making business loans for small, to medium-sized businesses, and, to a lesser extent, from its investment portfolio. In prior years, investments have not been a primary source of income for the Company. In November and December of 2008, the Company purchased $265 million in government agency mortgage backed securities and $76 million of bank-qualified municipal government securities to leverage the $31.3 million of proceeds from the U.S. Department of the Treasury (“Treasury”) Capital Purchase Program (“CPP”). Under the CPP, the Company sold shares of preferred stock and a warrant to purchase 543,337 shares of common stock to the Treasury. During the first quarter of 2009, the Company negotiated an unsecured $250 million money market funding arrangement and interest rate swap agreement to effectively fix the interest rate at 2.95% for this funding. This leverage transaction has provided sufficient net interest income to offset the cost of dividends on the CPP preferred stock and provide additional operating income to the Company.

The Company is registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”) and the bank holding company laws of North Carolina. The Bank operates under the rules and regulations of and is subject to examination by the Federal Deposit Insurance Corporation (“FDIC”) and the North Carolina Commissioner of Banks, North Carolina Department of Commerce (the “Commissioner”). The Bank is also subject to certain regulations of the Federal Reserve governing the reserves to be maintained against deposits and other matters.

The Company has four unconsolidated subsidiaries, organized in connection with the issuance of trust preferred securities: BNC Bancorp Capital Trust I; BNC Bancorp Capital Trust II; BNC Capital Trust III; and BNC Capital Trust IV. In addition, the Bank has three wholly-owned subsidiaries: BNC Credit Corp., which serves as the Bank’s trustee on deeds of trust; and Sterling Real Estate Holdings, LLC and Sterling Real Estate Development of North Carolina, LLC, both of which hold and dispose of the Bank’s real estate owned.

The Company’s administrative office is located at 1226 Eastchester Drive, High Point, North Carolina 27265 and the Bank’s main office is located at 831 Julian Avenue, Thomasville, North Carolina 27360. The telephone number for the Company’s administrative office is (336) 869-9200.

THE OFFERING

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Issuer	BNC Bancorp

Common stock offered	shares of common stock, no par value per share.

Common stock outstanding after this offering	shares of common stock.(1)(2)

Over-allotment option	We have granted the underwriters an option to purchase up to an additional share of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, and we may contribute some portion of the net proceeds to the capital of the Bank, which would use such amount for its general corporate purposes, including support of our strategic growth opportunities in the future. See “Use of Proceeds.”

NASDAQ Capital Market symbol	Our common stock is listed for quotation and traded on the NASDAQ Capital Market under the symbol “BNCN.”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 7,340,901 shares of common stock outstanding as of November 4, 2009.
(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriter’s over-allotment option, 266,720 shares of common stock issuable upon exercise of outstanding stock options as of November 4, 2009, with a weighted average exercise price of $9.62 per share, 18,000 shares of common stock issuable pursuant to potential future awards under our equity compensation plans, and 543,337 shares of common stock issuable upon the exercise of the warrant held by the Treasury.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 7 of this prospectus, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our consolidated statement of operations data for the nine months ended September 30, 2009 and 2008 and for the years ended December 31, 2008 and 2007 and our consolidated balance sheet and other data as of September 30, 2009 and as of December 31, 2008 and 2007.

The summary consolidated statement of operations data for the years ended December 31, 2008 and 2007, and the summary consolidated balance sheet data as of December 31, 2008 and 2007, have been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus.

The summary consolidated statement of operations data for the nine months ended September 30, 2009 and 2008, and the summary consolidated balance sheet data as of September 30, 2009, have been derived from our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, which is incorporated by reference in this prospectus. In the opinion of management, the unaudited condensed consolidated financial information for the interim periods presented include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. Historical results are not necessarily indicative of future results and the interim results are not necessarily indicative of our expected results for the full fiscal year.

You should read the following summary financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2009, June 30, 2009, and March 31, 2009, which are incorporated by reference in this prospectus.

SUMMARY FINANCIAL INFORMATION

BNC Bancorp

Summary Financial Information

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2009	2008	2008	2007
	(Unaudited)
	(Dollars in thousands, except per share data)
Operating Data:
Total interest income	$59,496	$52,993	$71,034	$73,670
Total interest expense	25,317	28,086	37,426	41,265

Net interest income	34,179	24,907	33,608	32,405
Provision for loan losses	11,000	4,375	7,075	3,090

Net interest income after provision	23,179	20,532	26,533	29,315
Non-interest income	5,756	4,328	5,651	5,249
Non-interest expense	24,297	20,837	27,783	24,068

Income before income taxes	4,638	4,023	4,401	10,496
Provision (benefit) for income taxes	(112)	661	414	3,058

Net income	4,750	3,362	3,987	7,438
Less preferred stock dividends and discount accretion	1,486	—	142	—

Net income available to common shareholders	$3,264	$3,362	$3,845	$7,438

Per Common Share Data:
Basic net income per share	$0.44	$0.46	$0.53	$1.08
Diluted net income per share	0.44	0.45	0.52	1.05
Cash dividends paid	0.15	0.20	0.20	0.18
Book value	13.06	11.68	12.49	11.90
Tangible common book value (1)	9.27	7.88	8.69	8.02

Weighted average shares outstanding:
Basic	7,339,561	7,312,166	7,322,723	6,865,204
Diluted	7,347,066	7,408,839	7,396,170	7,088,218
Period-end shares outstanding	7,340,901	7,376,463	7,350,029	7,257,532

Selected Period-End Balance Sheet Data:
Total assets	$1,704,645	$1,262,581	$1,572,876	$1,130,112
Securities available for sale	406,139	107,372	416,564	86,683
Loans	1,047,826	1,006,866	1,007,788	932,562
Allowance for loan losses	16,686	13,894	13,210	11,784
Goodwill	26,129	26,129	26,129	26,129
Deposits	1,432,169	1,025,228	1,146,013	855,130
Short-term borrowings	42,841	45,593	194,143	80,928
Long-term debt	96,713	100,713	105,713	101,713
Shareholders’ equity	125,031	84,885	120,680	86,392

Selected Average Balances:
Total assets	$1,618,247	$1,193,355	$1,227,246	$1,041,018
Securities available for sale	431,985	95,559	119,531	79,727
Loans, including loans held for sale	1,015,961	987,384	981,069	849,271
Total interest-earning assets	1,497,406	1,094,893	1,116,766	943,756
Deposits, interest-bearing	1,250,812	855,029	890,058	782,755
Total interest-bearing liabilities	1,419,344	1,029,698	1,063,171	891,695
Shareholders’ Equity	123,635	87,005	86,858	76,065

BNC Bancorp

Summary Financial Information

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2009	2008	2008	2007
Selected Performance Ratios:
Return on average assets (2)	0.39%	0.38%	0.32%	0.71%
Return on average common equity (3)	4.61%	5.18%	4.54%	9.78%
Return on average tangible common equity (4)	6.54%	7.65%	6.79%	15.58%
Net interest margin (5)	3.35%	3.18%	3.17%	3.60%
Efficiency ratio (6)	56.19%	68.34%	67.66%	61.36%

Asset Quality Ratios:
Allowance for loan losses to period-end loans	1.59%	1.38%	1.31%	1.26%
Allowance for loan losses to non-performing loans	142.55%	162.45%	99.18%	327.42%
Non-performing assets to total assets (7)	1.43%	0.84%	1.17%	0.54%
Net loan charge-offs to average loans (annualized)	0.99%	0.31%	0.58%	0.20%

Capital Ratios: (8)
Total risk-based capital	11.57%	10.23%	11.46%	10.31%
Tier 1 risk-based capital	9.65%	8.23%	9.60%	8.26%
Leverage ratio	7.15%	7.40%	8.44%	7.40%

(1)	Calculated by dividing common equity less intangibles by period-end shares outstanding. Intangibles include core deposit intangibles of $1.6 million and $1.9 million at September 30, 2009 and 2008, respectively, and $1.8 million and $2.1 million at December 31, 2008 and 2007, respectively.
(2)	Calculated by dividing annualized net income by average assets.
(3)	Calculated by dividing annualized net income available to common shareholders by average common equity.
(4)	Calculated by dividing annualized net income available to common shareholders by average common equity less intangibles.
(5)	Calculated by dividing tax equivalent net interest income by average interest-earning assets.
(6)	Calculated by dividing non-interest expense by the sum of tax-equivalent net interest income plus non-interest income. The tax-equivalent adjustment was $3.3 million and $1.3 million for the nine months ended September 30, 2009 and 2008, respectively, and $1.8 million and $1.3 million for the years ended December 31, 2008 and 2007, respectively.
(7)	Nonperforming assets consist of non-accrual loans, restructured loans in non-accrual, and real estate owned, where applicable.
(8)	Capital ratios are for the bank.

RISK FACTORS

An investment in our common stock involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below relating to this offering. You should also refer to other information contained in or incorporated by reference in this prospectus, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

Risks Related to Recent Economic Conditions and Governmental Response Efforts

Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally. The global, U.S. and North Carolina economies are experiencing significantly reduced business activity and consumer spending as a result of, among other factors, disruptions in the capital and credit markets. Dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. A sustained weakness or weakening in business and economic conditions generally or specifically in the principal markets in which we do business could have one or more of the following adverse effects on our business:

•	a decrease in the demand for loans or other products and services offered by us;

•	a decrease in the value of our loans or other assets secured by consumer or commercial real estate;

•	a decrease to deposit balances due to overall reductions in the accounts of customers;

•	an impairment of certain intangible assets or investment securities;

•	a decreased ability to raise additional capital on terms acceptable to us or at all; or

•

an increase in the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us. An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs and provision for credit losses, which would reduce our earnings.

Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Recent and future legislation and regulatory initiatives to address current market and economic conditions may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy. Recent and future legislative and regulatory initiatives to address current market and economic conditions, such as the Emergency Economic Stabilization Act of 2008 (“EESA”), or the American Recovery and Reinvestment Act of 2009 (“ARRA”), may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy. EESA was enacted in October 2008 to restore confidence and stabilize the volatility in the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Treasury and banking regulators have implemented, and likely will continue to implement, various other programs under this legislation to address capital and liquidity issues in the banking system, including the Troubled Asset Relief Program (“TARP”), the CPP, President Obama’s Financial Stability Plan announced in February 2009, the ARRA and the FDIC’s Temporary Liquidity Guaranty Program (“TLGP”). There can be no assurance as to the actual impact that any of the recent, or future, legislative and regulatory initiatives will have on the financial markets and the overall economy. Any failure of these initiatives to help stabilize or improve the financial markets and the economy, and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

The FDIC has imposed a special assessment on all FDIC-insured institutions, which will decrease our earnings in 2009, and future special assessments could adversely affect our earnings in future periods. In May 2009, the FDIC announced that it had voted to levy a special assessment on insured institutions in order to facilitate the rebuilding of the Deposit Insurance Fund. The assessment is equal to five basis points of our subsidiary bank’s total assets minus Tier 1 capital as of June 30, 2009. This represents a charge of approximately $750,000 which was recorded as a pre-tax charge during the second quarter of 2009. The FDIC has indicated that future special assessments are likely, although the magnitude or timing of any future assessments has not been determined. Any such future assessments will decrease our earnings.

Current levels of market volatility are unprecedented. The capital and credit markets have been experiencing volatility and disruption for more than a year. The volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Additional requirements under our regulatory framework, especially those imposed under ARRA, EESA or other legislation intended to strengthen the U.S. financial system, could adversely affect us. Recent government efforts to strengthen the U.S. financial system, including the implementation of ARRA, EESA, the TLGP and special assessments imposed by the FDIC, subject participants to additional regulatory fees and requirements, including corporate governance requirements, executive compensation restrictions, restrictions on declaring or paying dividends, restrictions on share repurchases, limits on executive compensation tax deductions and prohibitions against golden parachute payments. These requirements, and any other requirements that may be subsequently imposed, may have a material and adverse affect on our business, financial condition, and results of operations.

Our participation in the CPP imposes restrictions and obligations on us that limit our ability to increase dividends, repurchase shares of our common stock and access the equity capital markets. On December 5, 2008, we issued and sold (i) 31,260 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”) and (ii) a warrant to purchase 543,337 shares of our common stock (“Warrant”) to the Treasury as part of its CPP. Prior to December 5, 2011, unless we have redeemed all of the Series A Preferred Stock or the Treasury has transferred all of the Series A Preferred Stock to a third party, the Securities Purchase Agreement pursuant to which such securities were sold, among other things, limits the payment of dividends on our common stock to a maximum quarterly dividend of $0.05 per share without prior regulatory approval, limits our ability to repurchase shares of our common stock (with certain exceptions, including the repurchase of our common stock to offset share dilution from equity-based compensation awards), and grants the holders of such securities certain registration rights which, in certain circumstances, impose lock-up periods during which we would be unable to issue equity securities. In addition, unless we are able to redeem the Series A Preferred Stock during the first five years, the dividends on this capital will increase substantially at that point, from 5% to 9%. Depending on market conditions at the time, this increase in dividends could significantly impact our liquidity.

The limitations on incentive compensation contained in the ARRA may adversely affect our ability to retain our highest performing employees. In the case of a company such as BNC Bancorp that received CPP funds, the ARRA, and subsequent regulations issued by the Treasury, contain restrictions on bonus and other incentive compensation payable to the company’s senior executive officers. As a consequence, we may be unable to create a compensation structure that permits us to retain our highest performing employees and attract new employees of a high caliber. If this were to occur, our businesses and results of operations could be adversely affected.

The soundness of other financial institutions could adversely affect us. Since mid-2007, the financial services industry as a whole, as well as the securities markets generally, have been materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. Financial institutions in particular have been subject to increased volatility and an overall loss in investor confidence.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, and other institutional clients.

From time to time, we utilize derivative financial instruments, primarily to hedge our exposure to changes in interest rates, but also to hedge cash flow. By entering into these transactions and derivative instrument contracts, we expose ourselves to counterparty credit risk in the event of default of our counterparty or client. When the fair value of a derivative contract is in an asset position, the counterparty has a liability to us, which creates credit risk for us. We attempt to minimize this risk by selecting counterparties with investment grade credit ratings, limiting our exposure to any single counterparty and regularly monitoring our market position with each counterparty. Nonetheless, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan due us. There is no assurance that any such losses would not materially and adversely affect our businesses, financial condition or results of operations.

Risks Associated to Our Business

We rely on dividends from the Bank for most of our revenue. The Company is a separate and distinct legal entity from the Bank. The Company receives substantially all of its revenue from dividends received from the Bank. These dividends are the principal source of funds to pay dividends on our common and preferred stock, and interest and principal on our outstanding debt securities. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Company. In the event the Bank is unable to pay dividends to the Company, the Company may not be able to service debt, pay obligations, or pay dividends on its common stock. The inability to receive dividends from the Bank could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Bank is exposed to risks in connection with the loans it makes. A significant source of risk for the Company and the Bank arises from the possibility that losses will be sustained by the Bank because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The Bank has underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that it believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying its loan portfolio. Such policies and procedures, however, may not prevent unexpected losses that could adversely affect the Bank’s results of operations.

Our allowance for loan losses may be insufficient. All borrowers carry the potential to default and our remedies to recover (seizure and/or sale of collateral, legal actions, guarantees, etc.) may not fully satisfy money previously lent. We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable credit losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance for loan losses reflects management’s continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political, and regulatory conditions; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional loan charge offs, based on judgments different than those of management. An increase in the allowance for loan losses results in a decrease in net income, and possibly risk-based capital, and may have a material adverse effect on our financial condition and results of operations.

If the value of real estate in the markets we serve were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us. With approximately 69% of our loans concentrated in the Piedmont Triad region of North Carolina, a decline in local economic conditions could adversely affect the value of the real estate collateral securing our loans. A decline in property values would diminish our ability to recover on defaulted loans by selling the real estate collateral, making it more likely that we would suffer losses on defaulted loans.

Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would negatively impact our profits. Also, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of financial institutions whose real estate loan portfolios are more geographically diverse. Real estate values are affected by various factors in addition to local economic conditions, including, among other things, changes in general or regional economic conditions, governmental rules or policies, and natural disasters.

Our commercial real estate lending may expose us to a greater risk of loss and hurt our earnings and profitability. Our business strategy involves making loans secured by commercial real estate. These types of loans generally have higher risk-adjusted returns and shorter maturities than traditional one-to-four family residential mortgage loans. At September 30, 2009, our loans secured by commercial real estate totaled $421.0 million, which represented 40.2% of total loans. Such loans increase our credit risk profile relative to other financial institutions that have higher concentrations of one-to-four family residential mortgage loans. Further, loans secured by commercial real estate properties are generally for larger amounts and involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on loans secured by these properties are often dependent on the income produced by the underlying properties which, in turn, depends on the successful operation and management of the properties. Accordingly, repayment of these loans is subject to adverse conditions in the real estate market or the local economy. In addition, many economists believe that deterioration in income producing commercial real estate is likely to worsen as vacancy rates continue to rise and absorption rates of existing square footage continue to decline. Because of the current general economic slowdown, these loans represent higher risk, could result in an increase in our total net-charge offs and could require us to increase our allowance for loan losses, which could have a material adverse effect on our financial condition or results of operations. While we seek to minimize these risks in a variety of ways, there can be no assurance that these measures will protect against credit-related losses.

Our construction loans and land development loans involve a higher degree of risk than other segments of our loan portfolio. Construction financing typically involves a higher degree of credit risk than financing on improved, owner-occupied real estate. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of the property’s value at completion of construction and the bid price and estimated cost (including interest) of construction. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. When lending to builders, the cost of construction breakdown is provided by the builder, as well as supported by the appraisal. Although our underwriting criteria are designed to evaluate and minimize the risks of each construction loan, there can be no guarantee that these practices will safeguard against material delinquencies and losses to our operations. At September 30, 2009, we had loans of $140 million, or 13% of total loans, outstanding to finance construction and land development. Construction and land development loans are dependent on the successful completion of the projects they finance, however, in many cases such construction and development projects in our primary market areas are not being completed in a timely manner, if at all.

Our lending on vacant land may expose us to a greater risk of loss and may have an adverse effect on results of operations. A portion of our residential and commercial lending is secured by vacant or unimproved land. Loans secured by vacant or unimproved land are generally more risky than loans secured by improved property for one-to-four family residential mortgage loans. Since vacant or unimproved land is generally held by the borrower for investment purposes or future use, payments on loans secured by vacant or unimproved land will typically rank lower in priority to the borrower than a loan the borrower may have on their primary residence or business. These loans are susceptible to adverse conditions in the real estate market and local economy. At September 30, 2009, loans secured by vacant or unimproved property totaled $104 million, or 10% of our loan portfolio.

We are in the process of improving our policies and procedures relating to the administration of both performing and non-performing loans, however, this process is not currently complete. The administration of loans is an important function in attempting to mitigate any future losses related to our non-performing assets. We are currently in the process of improving and centralizing our credit administration function. While we are making efforts to complete this process in a timely manner, we can give you no assurances that we will be able to successfully update and improve our credit administration policies and procedures. If we are unable to do so in a timely manner or at all, our loan losses could increase and this could have a material adverse effect on our results of operations and the value of, or market for, our common stock.

Loss of key personnel could adversely impact results. The success of the Bank has been and will continue to be greatly influenced by the ability to retain the services of existing senior management. The Bank has benefited from consistency within its senior management team, with its top three executives averaging over 15 years of service with the Bank. The Company has entered into employment contracts with each of these top management officials. Nevertheless, the unexpected loss of the services of any of the key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse impact on the business and financial results of the Bank.

Changes in interest rates affect profitability and assets. Changes in prevailing interest rates may hurt the Bank’s business. The Bank derives its income primarily from the difference or “spread” between the interest earned on loans, securities and other interest earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more the Bank earns. When market rates of interest change, the interest the Bank receives on its assets and the interest the Bank pays on its liabilities will fluctuate. This can cause decreases in the “spread” and can adversely affect the Bank’s income. Changes in market interest rates could reduce the value of the Bank’s financial assets. Fixed-rate investments, mortgage-backed and related securities and mortgage loans generally decrease in value as interest rates rise. In addition, interest rates affect how much money the Bank lends. For example, when interest rates rise, the cost of borrowing increases and the loan originations tend to decrease. If the Bank is unsuccessful in managing the effects of changes in interest rates, the financial condition and results of operations could suffer.

We may face increasing deposit-pricing pressures, which may, among other things, reduce our profitability. Checking and savings account balances and other forms of deposits can decrease when our deposit customers perceive alternative investments, such as the stock market or other non-depository investments, as providing superior expected returns or seek to spread their deposits over several banks to maximize FDIC insurance coverage. Furthermore, technology and other changes have made it more convenient for bank customers to transfer funds into alternative investments, including products offered by other financial institutions or non-bank service providers. Additional increases in short-term interest rates could increase transfers of deposits to higher yielding deposits. Efforts and initiatives we undertake to retain and increase deposits, including deposit pricing, can increase our costs. When bank customers move money out of bank deposits in favor of alternative investments or into higher yielding deposits, or spread their accounts over several banks, we can lose a relatively inexpensive source of funds, thus increasing our funding costs.

The Company and the Bank compete with much larger companies for some of the same business. The banking and financial services business in our market areas continues to be a competitive field and it is becoming more competitive as a result of:

•	Changes in regulations;

•	Changes in technology and product delivery systems; and

•	The accelerating pace of consolidation among financial services providers.

We may not be able to compete effectively in our markets, and our results of operations could be adversely affected by the nature or pace of change in competition. We compete for loans, deposits and customers with various bank and nonbank financial services providers, many of which are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services.

Negative publicity could damage our reputation. Reputation risk, or the risk to our earnings and capital from negative public opinion, is inherent in our business. Negative public opinion could adversely affect our ability to keep and attract customers and expose us to adverse legal and regulatory consequences. Negative public opinion could result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, regulatory compliance, mergers and acquisitions, and disclosure, sharing or inadequate protection of customer information, and from actions taken by government regulators and community organizations in response to that conduct.

The Company is subject to environmental liability risk associated with lending activities. A significant portion of the Bank’s loan portfolio is secured by real property. During the ordinary course of business, the Bank may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Bank may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Bank to incur substantial expenses and may materially reduce the affected property’s value or limit the Bank’s ability to use or sell the affected property. In addition, future laws or more stringent interpretations of enforcement policies with respect to existing laws may increase the Bank’s exposure to environmental liability. Although the Bank has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company’s financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers, counterparties, or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could cause us to enter into unfavorable transactions, which could have a material adverse effect on our financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, results of operations and cash flows. Liquidity is essential to our business. Our ability to implement our business strategy will depend on our ability to obtain funding for loan originations, working capital, possible acquisitions and other general corporate purposes. An inability to raise funds through deposits, borrowings, securities sold under repurchase agreements, the sale of loans and other sources could have a substantial negative effect on our liquidity. We do not anticipate that our retail and commercial deposits will be sufficient to meet our funding needs in the foreseeable future. We therefore rely on deposits obtained through intermediaries, FHLB advances, securities sold under agreements to repurchase and other wholesale funding sources to obtain the funds necessary to implement our growth strategy.

Our access to funding sources in amounts adequate to finance our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general, including a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets. To the extent we are not successful in obtaining such funding, we will be unable to implement our strategy as planned which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our reliance on brokered certificates of deposit could adversely affect our liquidity and results of operations. Among other sources of funds, we rely on brokered certificates of deposit to provide funds with which to make loans and provide for its other liquidity needs. Like many community banks, our loan demand has exceeded the rate at which we have been able to increase our deposits, and, as a result, we have relied on brokered certificates of deposit as a source of funds. As of September 30, 2009, brokered certificates of deposit, amounted to $441.4 million, or approximately 31% of total deposits, a decrease of $188.4 million, or 30%, compared with brokered certificates of deposit of $629.8 million at December 31, 2008. Generally, brokered certificates of deposit may not be as stable as other types of deposits, and, in the future, those depositors may not renew their deposits when they mature, or we may have to pay a higher rate of interest to keep those deposits or to replace them with other deposits or with funds from other sources. Additionally, if the Bank ceases to be “well capitalized” for bank regulatory purposes, it will not be able to accept, renew or rollover brokered certificates of deposit without a waiver from the FDIC. As of September 30, 2009, the Bank is categorized as well-capitalized with total risk-based capital, Tier 1 risk-based capital and leverage ratios of 11.57%, 9.65% and 7.15%, respectively. An inability to maintain or replace these brokered certificates of deposit as they mature could adversely affect our liquidity. Further, paying higher interest rates to maintain or replace these deposits could adversely affect our net interest margin and results of operations.

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition. Our accounting policies are fundamental to understanding our financial results and condition. Some of these policies require use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Some of our accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions.

From time to time the Financial Accounting Standards Board (FASB) and the SEC change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our external financial statements. These changes are beyond our control, can be hard to predict and could materially impact how we report our results of operations and financial condition. We could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements in material amounts.

Impairment of investment securities, goodwill, other intangible assets, or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations. In assessing the impairment of investment securities, management considers the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuers, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value in the near term. Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are no longer amortized but, instead, are assessed for impairment periodically or when impairment indicators are present. Assessment of goodwill and such other intangible assets could result in circumstances where the applicable intangible asset is deemed to be impaired for accounting purposes. Under such circumstances, the intangible asset’s impairment would be reflected as a charge to earnings in the period during which such impairment is identified. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The impact of each of these impairment matters could have a material adverse effect on our business, results of operations, and financial condition.

Technological advances impact the Company’s business. The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company’s future success will depend, in part, on our ability to address the needs of the Bank’s customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Many competitors have substantially greater resources to invest in technological improvements. The Bank may not be able to effectively implement new technology-driven products and services or successfully market such products and services to its customers.

We rely on other companies to provide key components of our business infrastructure. Third party vendors provide key components of our business infrastructure such as internet connections, network access and core application processing. While we have selected these third party vendors carefully, we do not control their actions. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. Replacing these third party vendors could also entail significant delay and expense.

Our information systems may experience an interruption or breach in security. We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach in security or operational integrity of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of our information systems, we cannot assure you that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions, or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Government regulations may prevent or impair the Company’s ability to pay dividends, engage in mergers or operate in other ways. Current and future legislation and the policies established by federal and state regulatory authorities will affect our operations. The Bank is subject to supervision and periodic examination by the FDIC and the Commissioner. The Company is subject to regulation by the Federal Reserve and the Commissioner. Banking regulations, designed primarily for the protection of depositors, may limit the growth and the return to the Company’s stockholders by restricting certain activities, such as:

•	The payment of dividends to our stockholders;

•	Possible mergers with or acquisitions of or by other institutions;

•	Our desired investments;

•	Loans and interest rates on loans;

•	Interest rates paid on our deposits;

•	The possible expansion of our branch offices; and

•	Our ability to provide securities or trust services.

The Bank also is subject to capitalization guidelines set forth in federal legislation, and could be subject to enforcement actions to the extent that it is found by regulatory examiners to be undercapitalized. The Company cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the Company’s future business and earnings prospects. The cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

Risks Related to our Common Stock

Our stock price can be volatile. Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	Actual or anticipated variations in quarterly results of operations;

•	Recommendations by securities analysts;

•	Operating results and stock price performance of other companies that investors deem comparable to us;

•	News reports relating to trends, concerns, and other issues in the financial services industry;

•	Perceptions in the marketplace regarding us and/or our competitors;

•	New technology used or services offered by competitors;

•	Significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors; and

•	Changes in government regulations.

General market fluctuations, industry factors, and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes, or credit loss trends, could also cause our stock price to decrease regardless of operating results.

The Company’s trading volume has been low compared with larger national and regional banks. The Company’s common stock is traded on the NASDAQ Capital Market. However, the trading volume of the Company’s common stock is relatively low when compared with more seasoned companies listed on the NASDAQ Capital Market, NASDAQ Global Select Market, or other consolidated reporting systems or stock exchanges. Thus, the market in the Company’s common stock may be limited in scope relative to other larger companies. In addition, the Company cannot say with any certainty that a more active and liquid trading market for its common stock will develop.

The Company has issued preferred stock and subordinated debentures, and the Bank has issued subordinated debt securities, all of which rank senior to our common stock. The Company has issued 31,260 shares of Series A Preferred Stock. This series of preferred stock ranks senior to shares of our common stock. As a result, the Company must make dividend payments on the preferred stock before any dividends can be paid on the common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders the preferred stock must be satisfied before any distributions can be made on the common stock. If the Company does not remain current in the payment of dividends on the Series A Preferred Stock, no dividends may be paid on the common stock. In addition, the Company has issued $23.7 million in subordinated debentures in connection with its issuance of trust preferred securities, and the Bank has issued $8.0 million in subordinated debt securities. These debentures and debt securities also rank senior to the common stock.

Our preferred stock reduces net income available to holders of our common stock and earnings per common share and the Warrant may be dilutive to holders of our common stock. The dividends declared on our preferred stock will reduce any net income available to holders of common stock and our earnings per common share. The preferred stock will also receive preferential treatment in the event of sale, merger, liquidation, dissolution or winding up of our company. Additionally, the ownership interest of holders of our common stock will be diluted to the extent the Warrant is exercised.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock. We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

There may be future issuances of additional subordinated debentures, which may adversely affect the market price of our common stock. We may issue additional subordinated debentures in connection with the issuance of additional trust preferred securities. Such additional debentures would rank senior to the common stock. The market value of our common stock could decline as a result of future issuances or the perception that such issuances could occur.

Our common stock is not FDIC insured. The Company’s common stock is not a savings or deposit account or other obligation of any bank and is not insured by the FDIC or any other governmental agency and is subject to investment risk, including the possible loss of principal. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, holders of our common stock may lose some or all of their investment.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $             (or approximately $             if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, and we may contribute some portion of the net proceeds to the capital of the Bank, which would use such amount for its general corporate purposes and to support strategic growth opportunities in the future. The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, the Bank’s funding requirements, the availability of other funds and other factors. Our management will retain broad discretion in the allocation of net proceeds of this offering.

CAPITALIZATION

The following table sets forth our actual capitalization, per common share book values, and regulatory capital ratios, each as of September 30, 2009 and as adjusted to give effect to the issuance of the common stock offered hereby and the use of proceeds with respect thereto, as described in the “Use of Proceeds” section of this prospectus.

	As of September 30, 2009
	Actual	As adjusted
	(Unaudited)
	(Dollar amounts in thousands)
Long-term debt:
FHLB borrowings	$65,000	$65,000
Subordinated debentures	31,713	31,713

Total long-term debt	$96,713	$96,713

Shareholders’ equity:
Preferred stock, $.01 par value
Authorized shares - 20,000,000
Issued shares - 31,260	$31,260	$31,260
Discount on preferred stock	(2,064)	(2,064)
Common stock, no par value
Authorized shares - 80,000,000
Issued shares - 7,340,901	70,347
Common stock warrants	2,412	2,412
Retained earnings	18,088	18,088
Stock in directors rabbi trust	(1,388)	(1,388)
Directors deferred fees and obligations	1,388	1,388
Accumulated other comprehensive income, net of income taxes	4,988	7,988

Total shareholders’ equity	125,031

Total capitalization	$221,744

Regulatory capital ratios:
Total risk-based capital ratio:
Bank	11.57%
Consolidated	11.71%
Tier 1 risk-based capital ratio:
Bank	9.65%
Consolidated	9.81%
Leverage ratio:
Bank	7.15%
Consolidated	7.26%

PRICE RANGE OF COMMON STOCK

The Company’s common stock is listed for quotation on the NASDAQ Capital Market under the symbol “BNCN.” Scott & Stringfellow, LLC, Morgan Keegan & Co., Inc., Sandler O’Neill & Partners, L.P., Raymond James & Associates, Inc., Howe Barnes Hoefer & Arnett, Inc., McKinnon and Company, Inc. and Monroe Securities, Inc. are the market makers in the Company’s stock. Wells Fargo Advisors (formerly Wachovia Securities) is not a market maker; however, they do attempt to match-up buyers and sellers through their local offices. As of September 30, 2009, the Company had approximately 1,356 stockholders of record not including persons or entities whose stock is held in nominee or “street” name and by various banks and brokerage firms.

The information in the following table indicates the high and low per share sales prices for the Company’s common stock during the periods presented. Because of the limited market for our common stock, these prices may not be indicative of the fair market value of the common stock. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below. Per share sales prices do not include adjustments for markups, markdowns or commissions. The last reported sales price of our common stock on the NASDAQ Capital Market on November 4, 2009 was $6.97 per share.

Quarter Ended	High	Low
2009
December 31 (through November 4)	$8.00	$6.95
September 30	$8.10	$7.20
June 30	$8.10	$5.25
March 31	$7.74	$5.16

2008
December 31	$10.11	$7.25
September 30	$12.42	$7.64
June 30	$15.33	$11.75
March 31	$16.60	$13.80

2007
December 31	$17.25	$15.85
September 30	$18.25	$16.30
June 30	$19.58	$17.45
March 31	$20.76	$18.00

DIVIDEND POLICY

Holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of legally available funds. The ability of our Board of Directors to declare and pay dividends on our common stock is subject to the terms of applicable North Carolina law and banking regulations.

Further, except with Treasury’s approval, until such time as we have redeemed all of the Series A Preferred Stock or the Treasury has transferred all of the Series A Preferred Stock to a third party, the payment of dividends on our common stock is limited to a maximum quarterly dividend of $0.05 per share.

Also, we may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our junior subordinated debentures. The declaration and payment of future dividends to holders of our common stock will also depend upon our earnings and financial condition, the capital requirements of our subsidiaries, regulatory conditions and other factors as our Board of Directors may deem relevant.

The Company has paid seven annual cash dividends, with the most recent being a cash dividend of $0.20 per share of common stock on March 10, 2008. In 2009, the Company began paying quarterly dividends, with the last being a cash dividend of $0.05 paid on August 28, 2009. On October 20, 2009, the Company declared a cash dividend of $0.05, payable on November 27, 2009.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of the terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the North Carolina Business Corporation Act (“NCBCA”), federal law, our amended articles of incorporation (“Amended Articles”), and our by-laws, copies of which have been filed with the SEC and are also available upon request from us.

Common Stock

General

Our Amended Articles authorize the issuance of 80,000,000 shares of common stock, no par value per share. As of November 4, 2009, there were 7,340,901 shares of common stock issued and outstanding, held of record by approximately 1,360 stockholders. In addition, as of November 4, 2009, 284,720 shares of our common stock are reserved for issuance upon exercise of stock options issued pursuant to our stock compensation plans and grants of restricted stock, and 543,337 shares of our common stock are reserved for issuance upon exercise of the Warrant. Our common stock is listed for quotation on the NASDAQ Capital Market under the symbol “BNCN.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock.

Pre-emptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision

Our common stock has no preemptive rights, redemption rights, conversion rights, sinking fund or redemption provisions.

Voting Rights

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Stockholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast. At all times that the number of directors is less than nine, each director is elected to a term ending as of the next succeeding annual meeting or until his or her earlier death, resignation, retirement, removal or disqualification or until his or her successor shall be elected and shall qualify. Otherwise, at all times that the number of directors is nine or more, the Amended Articles and bylaws provide that the Board is divided into three classes, with each class to be as nearly equal in number as possible, and directors in each class are to serve three year terms in office.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all BNC Bancorp’s assets remaining after payment of liabilities, including but not limited to our outstanding subordinated debentures, and the liquidation preference of any then outstanding preferred stock. Because BNC Bancorp is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of the subsidiary’s creditors, except to the extent that BNC Bancorp may itself be a creditor with recognized claims against the subsidiary.

Dividend Rights

Holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of legally available funds. The ability of our Board of Directors to declare and pay dividends on our common stock is subject to the terms of applicable North Carolina law, banking regulations and the terms of our participation in the CPP as described in “DIVIDEND POLICY.” The Company’s principal source of income is dividends that are declared and paid by the Bank, on its capital stock. Therefore, the ability of the Company to pay dividends is dependent upon the receipt of dividends from the Bank. North Carolina commercial banks, such as the Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. The Bank may pay dividends from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, an insured depository institution, such as the Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. Also, we may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our junior subordinated debentures. The declaration and payment of future dividends to holders of our common stock will also depend upon our earnings and financial condition, the capital requirements of our subsidiaries, regulatory conditions and other factors as our Board of Directors may deem relevant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, obtain the approval of the Federal Reserve Board before acquiring 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Preferred Stock

General

Our Amended Articles authorize the issuance of 20,000,000 shares of preferred stock, no par value per share. As of November 4, 2009, 31,260 shares of our preferred stock have been issued. See “RISK FACTORS - Risks Related to Recent Economic Conditions and Governmental Response Efforts – Our participation in the CPP imposes restrictions and obligations on us that limit our ability to increase dividends, repurchase shares of our common stock and access the equity capital markets.”

Our Amended Articles, subject to certain limitations, authorize our Board of Directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof.

Series A Preferred Stock

On December 5, 2008, pursuant to the CPP, we issued and sold 31,260 shares of Series A Preferred Stock to Treasury. The Series A Preferred Stock has a liquidation preference of $1,000 per share. The holders of the Series A Preferred Stock have preferential dividend and liquidation rights over holders of our common stock. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years, and thereafter 9% per year. The Series A Preferred Stock is non-voting, except in limited circumstances. Prior to December 5, 2011, unless we have redeemed all of the Series A Preferred Stock or the Treasury has transferred all of the Series A Preferred Stock to third parties, the consent of the Treasury will be required for us to, among other things, repurchase or otherwise acquire any of our shares of common stock or trust preferred securities, subject to certain limited exceptions. In addition, so long as any of our Series A Preferred Stock is outstanding, we may not repurchase or otherwise acquire any of our outstanding common stock unless we are current in our dividend payments on our outstanding Series A Preferred Stock. We may not redeem the Series A Preferred Stock without prior consultation with our primary federal regulator.

Voting Rights

Except as indicated below or otherwise required by NCBCA, the holders of Series A Preferred Stock do not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect two members of our Board of Directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Capital Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series A Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or written consent of stockholders required by law or by our Amended Articles, the vote or written consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•

any amendment or alteration of the certificate of designations for the Series A Preferred Stock or our Amended Articles to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•

any amendment, alteration or repeal of any provision of the certificate of designations for the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation by us with another entity, unless the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, such shares are converted into or exchanged for preference securities and such remaining outstanding shares of Series A Preferred Stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock, taken as a whole.

To the extent of the voting rights of the Series A Preferred Stock, each holder of Series A Preferred Stock will be entitled to one vote for each share of Series A Preferred Stock held.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Liquidation Rights

If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets, if any, that are available for distribution to stockholders, after payment or provision for payment of our debts and other liabilities, including but not limited to our outstanding subordinated debentures, but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of other shares of stock ranking equally with the Series A Preferred Stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount of those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all remaining assets of the Company according to their respective rights and preferences. For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding up of our affairs.

Dividends Payable on Shares of Series A Preferred Stock

The holders of Series A Preferred Stock are entitled to receive, if and when declared by our Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period during the five year period following December 5, 2008 and are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on (i) the liquidation preference of $1,000 per share of Series A Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior dividend period on such shares, if any, thereafter.

Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to the holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the Board of Directors determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

Dividends on the Series A Preferred Stock will be cumulative. If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are required to provide written notice to the holders of shares of Series A Preferred Stock prior to the applicable dividend payment date if we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Stock.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit their payment.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank (i) senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and (ii) at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, referred to as parity stock with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of the Company.

So long as any share of Series A Preferred Stock remains outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been contemporaneously declared and paid in full, no dividend or distribution may be declared or paid on shares of common stock or any other shares of junior stock, other than a dividend payable solely in shares of common stock. In addition, we may not repurchase, redeem or otherwise acquire for consideration any shares of common stock or other junior stock unless all accrued and unpaid dividends for all past dividend periods on the Series A Preferred Stock are fully paid, other than: (i) redemptions, purchases or other acquisitions of shares of common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan; (ii) any dividends or distributions of rights or junior stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (iii) the acquisition by the Company of record ownership in junior stock or parity stock for the beneficial ownership of any other persons (other than the Company or any of its subsidiaries), including as trustees or custodians; and (iv) the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock, but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 5, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends on the Series A Preferred Stock and any other parity stock are not paid, or declared and funds set aside therefor, all dividends paid or declared with respect to the Series A Preferred Stock and any other parity stock will be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, and the restriction on increasing the dividend on our common stock described in “DIVIDEND POLICY,” such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series A Preferred Stock, from time to time out of any funds legally available for such payment, and the holders of Series A Preferred Stock will not be entitled to participate in any such dividends.

Redemption

We may redeem the Series A Preferred Stock, subject to the approval of the appropriate federal banking agency, in whole or in part, at any time and from time to time. Once an institution notifies Treasury that it would like to repay its investment, Treasury must permit repayment subject to consultation with the appropriate federal banking agency. All such redemptions will be at 100% of the issue price, plus any accrued and unpaid dividends.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata or in such other manner as the Board of Directors may determine to be fair and equitable.

Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by the Company will be cancelled and will revert to authorized but unissued shares of our preferred stock.

The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

Treasury Warrant

In connection with the Treasury’s purchase of our Series A Preferred Stock, we issued to the Treasury (the “Warrantholder”), a warrant exercisable for 543,337 shares of our common stock (subject to adjustment as described below) at an initial exercise price of $8.63 per share, referred to as the Warrant. The Warrant may be exercised at any time on or before 5:00 p.m., New York City time, on December 5, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant together with payment of the exercise price for the shares of common stock for which the Warrant is being exercised. The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our common stock on the trading day on which the Warrant is exercised or, if agreed to by us and the Warrantholder, by the payment of cash equal to the aggregate exercise price.

If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of at least $31,260,000 which is equal to 100% of the aggregate liquidation preference of the Series A Preferred Stock, the number of shares of common stock underlying the Warrant then held by the Warrantholder will be reduced by an amount equal to one-half of the number of shares initially covered by the Warrant. A “qualified equity offering” means the sale and issuance by the Company to persons other than the Company or any of its subsidiaries after December 5, 2008 of Tier 1 qualifying perpetual preferred stock or common stock for cash. Qualified equity offerings do not include sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008. It is anticipated that the offering will qualify as a qualified equity offering.

Rights as a Stockholder

The Warrantholder will have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

Transferability

The Warrantholder may not transfer a portion of the Warrant with respect to more than 271,669 shares of common stock until the earlier of (i) the date on which the Company has received aggregate gross proceeds of not less than $31,260,000 from one or more qualified equity offerings and (ii) December 31, 2009. The Warrant, and all rights under the Warrant, is otherwise transferable.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the Warrant may be exercised, and the exercise price of the Warrant, will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment. Until the earlier of December 5, 2011 and the date the initial Warrantholder no longer holds the Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances: (i) as consideration for or to fund the acquisition of businesses and/or related assets; (ii) in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors; (iii) in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and (iv) in connection with the exercise of preemptive rights on terms existing as of December 5, 2008.

Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the Warrant will be adjusted to reflect such a distribution.

Certain Repurchases. If we effect a pro rata repurchase of common stock, then both the number of shares issuable upon exercise of the Warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction involving the Company and requiring stockholder approval, the Warrantholder’s right to receive shares of our common stock upon exercise of the Warrant will convert into the right to exercise the Warrant for the consideration that would have been payable to the Warrantholder with respect to the shares of common stock for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction.

Certain Restrictions in the Amended Articles Having Potential Anti-Takeover Effect

The Amended Articles require the affirmative vote of 75% of the outstanding shares entitled to vote to approve a merger or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least 75% of the members of the Continuing Directors (as defined in the Amended Articles). “Continuing Directors” generally includes all members of the Board who are not affiliated with any individual, partnership, trust or other person or entity (or the affiliates and associates of such person or entity) which becomes a beneficial owner of 10% or more of the voting shares of the Company. This provision could tend to make the acquisition of the Company more difficult to accomplish without the cooperation or favorable recommendation of the Board. When evaluating such business combinations, the Company Board will consider (i) the social and economic effects of acceptance of such an offer on its depositors, borrowers, other customers, employees, and creditors of the Company and its subsidiaries, and on the communities in which the Company and the Bank operate or are located; (ii) the ability of the Company and the Bank to fulfill the objectives of a bank and/or bank holding company, as applicable, and of commercial banking entities, as applicable, under applicable federal and state statutes and regulations; (iii) the business and financial condition and prospects and earnings prospects of the person or group proposing the combination, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the combination, and other likely financial obligations of such person or group, and the possible effect of such conditions and prospects upon the Company and the Bank and the communities in which the Company and the Bank are located; (iv) the competence, experience, and integrity of the person or group proposing the combination and its or their management; and (v) the prospects for successful conclusion of the proposed combination.

Our Amended Articles, subject to certain limitations, authorize our Board of Directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its discretion with respect to the creation and issuance of preferred stock without stockholder approval, our Board of Directors could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of us.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P. is acting as representative of the underwriters. We will enter into an underwriting agreement with Sandler O’Neill & Partners, L.P., acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter will severally agree to purchase the respective number of shares of our common stock set forth opposite its name below:

Name	Number of Shares
Sandler O’Neill & Partners, L.P.

Howe Barnes Hoefer & Arnett, Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are purchased. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of [            ] additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

Discount and Expenses

The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $[            ] per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $[            ] per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$

Underwriting discount

Proceeds to us, before expenses

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $216,732, and are payable by us. In addition to the underwriting discount, we have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement, regardless of whether this offering is consummated, including, without limitation, certain disbursements, fees and expenses of underwriters’ counsel and marketing, syndication and travel expenses, up to a maximum aggregate amount of $125,000.

Indemnity

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement

We and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities without, in each case the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of shares of our common stock, whether such transaction would be settled by delivery of shares of our common stock or other securities, in cash or otherwise. The 90-day restricted period described above will be automatically extended if (1) during the last 18 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18day period beginning on the date on which the earnings release is issued or the material news or material event related to us.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on The NASDAQ Capital Market, may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

Sandler O’Neill & Partners, L.P. and Howe Barnes Hoefer & Arnett, Inc., including some of their respective affiliates, have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their businesses, and may have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., Greensboro, North Carolina. Certain legal matters will be passed upon for the underwriters by Gaeta  & Eveson, P.A., Raleigh, North Carolina.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of BNC Bancorp appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Cherry, Bekaert & Holland, L.L.P., independent registered public accounting firm, given on their authority as experts in accounting and auditing.

             Shares

Common Stock

Sandler O’Neill + Partners, L.P.	Howe Barnes Hoefer & Arnett

                        , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$2,232
FINRA filing fee	$4,500
Legal fees and expenses	$150,000
Accounting fees and expenses	$30,000
Printing fees and expenses	$20,000
Miscellaneous expenses	$10,000

Total Expenses	$216,732

Item 14.	Indemnification of Directors and Officers.

The Registrant’s Articles of Incorporation, as amended, provide that to the fullest extent permitted by the North Carolina Business Corporation Act (“NCBCA”), no person who serves as a director shall be personally liable to the Registrant or any of its stockholders or otherwise for monetary damages for breach of any duty as director. The Registrant’s Bylaws state that any person who at any time serves or has served as a director or officer of the Registrant, or who, while serving as a director or officer of the Registrant, serves or has served at the request of the Registrant as a director, officer, partner, trustee, employer or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the Registrant to the fullest extent permitted by law against liability and expenses arising out of such status or activities in such capacity. Liabilities and expenses are defined in the Bylaws as including expenses of every kind (including legal, accounting, expert and investigating fees and expenses, judgments, fines, penalties and amounts paid in settlement which are incurred in defense of, or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals (and any inquiry or investigation that could lead to such a proceeding).

Expenses, as described above, may be paid by the Registrant in advance of the final disposition or termination of a proceeding as described above as authorized by the Registrant’s Board of Directors, if the Registrant receives an undertaking, dated, in writing and signed by the person to be indemnified, to repay all such sums unless such person is ultimately determined to be entitled to be indemnified by the Registrant as provided in the Registrant’s Bylaws.

Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a present or former director against liability if (i) the director conducted himself in good faith, (ii) the director reasonably believed (x) that the director’s conduct in the director’s official capacity with the corporation was in its best interests and (y) in all other cases the director’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe the director’s conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to the director. The above standard of conduct is determined by the Board of Directors, or a committee or special legal counsel or the stockholders as prescribed in Section 55-8-55.

Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which the director or officer was a party against reasonable expenses when the director or officer is wholly successful in the director’s or officer’s defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if the director or officer is adjudged fairly and reasonably so entitled under Section 55-8-54.

In addition, Section 55-8-57 permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals. The Company has purchased a directors’ and officers’ liability insurance policy which will, subject to certain limitations, insure the Company’s directors and officers against damages they might become legally obligated to pay as a result of any negligent act, error or omission committed by directors of officers while acting in their capacity as such.

The foregoing is only a general summary of certain aspects of North Carolina law dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the relevant statutes, which contain detailed specific provisions regarding the circumstances under which, and the person for whose benefit, indemnification shall or may be made.

Item 15.	Recent Sales of Unregistered Securities

On December 5, 2008, the Company issued 31,260 shares of Series A Preferred Stock and a Warrant to purchase 543,337 shares of the Company’s common stock to the Treasury for $31,260,000. On December 31, 2007, the Company issued and sold 355,544 shares of common stock to Synovus Financial Corp. for $5.6 million. These issuances were not registered under the Securities Act of 1933, in reliance on the exemption set forth in Section 4(2) thereof.

Item 16.	Exhibits

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. BNC Bancorp acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about BNC Bancorp may be found elsewhere in this registration statement and BNC Bancorp’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov. See “Where You Can Find More Information” in the prospectus that forms a part of this registration statement.

EXHIBIT NUMBER	DESCRIPTION

1.1	Underwriting Agreement

3.1	Articles of Incorporation, incorporated herein by reference to Exhibit (3)(i) to the Form 8-K - Rule 12g-3, filed with the SEC on December 17, 2002.

3.2	Articles of Amendment dated December 2, 2008, regarding the Series A Preferred Stock incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed with the SEC on December 5, 2008.

3.3	Bylaws, incorporated herein by reference to Exhibit (3)(ii) to the Form 8-K - Rule 12g-3, filed with the SEC on December 17, 2002.

4.1	Form of Stock Certificate, incorporated herein by reference to the Form 8-K - Rule 12g-3, filed with the SEC on December 17, 2002.

4.2	Form of Stock Certificate, regarding the Series A Preferred Stock incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on December 5, 2008.

4.3	Warrant dated December 5, 2008, for the purchase of shares of Common Stock incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed with the SEC on December 5, 2008.

5.1	Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

10.1	Letter Agreement dated December 23, 2008 between the Registrant and the United States Treasury, incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on December 5, 2008.

10.2	Amended Employment Agreement dated as of December 18, 2007 among the Company, the Bank and W. Swope Montgomery, Jr., incorporated herein by reference to Exhibit 10(i)(a) to the Form 8-K filed with the SEC on December 27, 2007.*

10.3	Employment Letter Agreement dated December 5, 2008 by and among BNC Bancorp, Bank of North Carolina and W. Swope Montgomery, Jr. incorporated herein by reference to Exhibit 10.2 to the form 8-K filed with the SEC on December 5, 2008.*

10.4	Amended Employment Agreement dated as of December 18, 2007 among the Company, the Bank and Richard D. Callicutt, II, incorporated herein by reference to Exhibit 10(i)(b) to the Form 8-K filed with the SEC on December 27, 2007.*

10.5	Employment Letter Agreement dated December 5, 2008 by and among BNC Bancorp, Bank of North Carolina and Richard D. Callicutt, II incorporated herein by reference to Exhibit 10.5 to the form 8-K filed with the SEC on December 5, 2008.*

10.6	Amended Employment Agreement dated as of December 18, 2007 among the Company, the Bank and David B. Spencer, incorporated herein by reference to Exhibit 10(i)(c) to the Form 8-K filed with the SEC on December 27, 2007.*

10.7	Employment Letter Agreement dated December 5, 2008 by and among BNC Bancorp, Bank of North Carolina and David B. Spencer incorporated herein by reference to Exhibit 10.3 to the form 8-K filed with the SEC on December 5, 2008.*

10.8	Amended Salary Continuation Agreement dated as of December 18, 2007 between the Bank and W. Swope Montgomery, Jr., incorporated herein by reference to Exhibit 10(ii)(a) to the Form 8-K filed with the SEC on December 27, 2007.*

10.9	Amended Salary Continuation Agreement dated as of December 18, 2007 between the Bank and Richard D. Callicutt, II, incorporated herein by reference to Exhibit 10(ii)(b) to the Form 8-K filed with the SEC on December 27, 2007.*

10.10	Amended Salary Continuation Agreement dated as of December 18, 2007 between the Bank and David B. Spencer, incorporated herein by reference to Exhibit 10(ii)(c) to the Form 8-K filed with the SEC on December 27, 2007.*

10.11	Bank of North Carolina Stock Option Plan for Directors, incorporated by reference to Exhibit 10(iii) to the form 10-Q filed with the SEC on November 2, 2009.*

10.12	Bank of North Carolina Stock Option Plan for Key Employees, incorporated by reference to Exhibit 10(iv) to the form 10-Q filed with the SEC on November 2, 2009.*

10.13	Directors Deferred Compensation Plan, incorporated by reference to Exhibit 10(v) to the form 10-Q filed with the SEC on November 2, 2009.*

10.14	Amended Endorsement Split Dollar Agreement dated December 18, 2007 between the Bank and W. Swope Montgomery, Jr., incorporated herein by reference to Exhibit (10)(vi)(a) to the Form 8-K filed with the SEC on December 27, 2007.*

10.15	Amended Endorsement Split Dollar Agreement dated December 18, 2007 between the Bank and Richard D. Callicutt II, incorporated herein by reference to Exhibit (10)(vi)(b) to the Form 8-K filed with the SEC on December 27, 2007.*

10.16	Amended Endorsement Split Dollar Agreement dated December 18, 2007 between the Bank and David B. Spencer, incorporated herein by reference to Exhibit (10)(vi)(c) to the Form 8-K filed with the SEC on December 27, 2007.*

10.17	BNC Bancorp Omnibus Stock Ownership and Long Term Incentive Plan incorporated herein by reference to Exhibit (10)(vii) of Form 10-K filed with the SEC on March 31, 2005.*

10.18	Employment Letter Agreement dated December 5, 2008 by and among BNC Bancorp, Bank of North Carolina and Thomas N. Nelson, incorporated herein by reference to Exhibit 10.6 to the form 8-K filed with the SEC on December 5, 2008.*

10.19	Employment Letter Agreement dated December 5, 2008 by and among BNC Bancorp, Bank of North Carolina and William Harvey McMurray III, incorporated herein by reference to Exhibit 10.7 to the form 8-K filed with the SEC on December 5, 2008.*

10.20	Separation and Non-Competition Agreement dated June 16, 2008 by and among BNC Bancorp, Bank of North Carolina and Ralph N. Strayhorn III, incorporated herein by reference to the Form 10-K filed with the SEC on March 17, 2009.*

10.21	Policy document for Performance Compensation for Stakeholders, incorporated by reference to Exhibit 10(xi) to the form 10-Q filed with the SEC on November 2, 2009.*

11.1	Statement Re: Computation of Per Share Earnings, incorporated herein by reference to the Form 10-Q filed with the SEC on November 2, 2009.

21.1	Subsidiaries of the Registrant, incorporated herein by reference to the Form 10-K filed with the SEC on March 17, 2009.

23.1	Consent of Cherry, Bekaert & Holland, L.L.P.

23.2	Consent of Brooks, Pierce, McLendon & Humphrey, L.L.P. (included in Exhibit 5.1).

24.1**	Power of Attorney (included in the signature pages to the Registration Statement).

*	Indicates a management contract or compensatory plan or arrangement.
**	Previously filed.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of High Point, State of North Carolina on November 5, 2009.

BNC BANCORP

By:	/ S / W. SWOPE MONTGOMERY, JR.
W. Swope Montgomery, Jr.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ W. SWOPE MONTGOMERY, JR.	President, Chief Executive Officer	November 5, 2009
W. Swope Montgomery, Jr.	and Director

/S/ DAVID B. SPENCER	Executive Vice President, and	November 5, 2009
David B. Spencer	Chief Financial Officer (Principal Financial Officer
and Principal Accounting Officer)

/S/ RICHARD D. CALLICUTT, II	Executive Vice President,	November 5, 2009
Richard D. Callicutt, II	Chief Operating Officer, and
Director

/S/ LENIN J. PETERS, M.D.*	Director	November 5, 2009
Lenin J. Peters, M.D.

/S/ THOMAS R. SMITH, CPA*	Director	November 5, 2009
Thomas R. Smith, CPA

/S/ LARRY L. CALLAHAN*	Director	November 5, 2009
Larry L. Callahan

/S/ JOSEPH M. COLTRANE, JR.*	Director	November 5, 2009
Joseph M. Coltrane, Jr.

/S/ CHARLES T. HAGAN, III*	Director	November 5, 2009
Charles T. Hagan, III

/S/ RANDALL R. KAPLAN*	Director	November 5, 2009
Randall R. Kaplan

/S/ THOMAS R. SLOAN*	Director	November 5, 2009
Thomas R. Sloan

/S/ ROBERT A. TEAM*	Director	November 5, 2009
Robert A. Team

/S/ D. VANN WILLIFORD*	Director	November 5, 2009
D. Vann Williford

/S/ RICHARD F. WOOD*	Director	November 5, 2009
Richard F. Wood

*By:	W. SWOPE MONTGOMERY, JR.

Pursuant to a Power of Attorney, which Power of Attorney has previously been filed with the Securities and Exchange Commission.

/S/ W. SWOPE MONTGOMERY, JR.
W. Swope Montgomery, Jr.
Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1	Underwriting Agreement

3.1	Articles of Incorporation, incorporated herein by reference to Exhibit (3)(i) to the Form 8-K - Rule 12g-3, filed with the SEC on December 17, 2002.

3.2	Articles of Amendment dated December 2, 2008, regarding the Series A Preferred Stock incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed with the SEC on December 5, 2008.

3.3	Bylaws, incorporated herein by reference to Exhibit (3)(ii) to the Form 8-K - Rule 12g-3, filed with the SEC on December 17, 2002.

4.1	Form of Stock Certificate, incorporated herein by reference to the Form 8-K - Rule 12g-3, filed with the SEC on December 17, 2002.

4.2	Form of Stock Certificate, regarding the Series A Preferred Stock incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on December 5, 2008.

4.3	Warrant dated December 5, 2008, for the purchase of shares of Common Stock incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed with the SEC on December 5, 2008.

5.1	Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

10.1	Letter Agreement dated December 23, 2008 between the Registrant and the United States Treasury, incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on December 5, 2008.

10.2	Amended Employment Agreement dated as of December 18, 2007 among the Company, the Bank and W. Swope Montgomery, Jr., incorporated herein by reference to Exhibit 10(i)(a) to the Form 8-K filed with the SEC on December 27, 2007.*

10.3	Employment Letter Agreement dated December 5, 2008 by and among BNC Bancorp, Bank of North Carolina and W. Swope Montgomery, Jr. incorporated herein by reference to Exhibit 10.2 to the form 8-K filed with the SEC on December 5, 2008.*

10.4	Amended Employment Agreement dated as of December 18, 2007 among the Company, the Bank and Richard D. Callicutt, II, incorporated herein by reference to Exhibit 10(i)(b) to the Form 8-K filed with the SEC on December 27, 2007.*

10.5	Employment Letter Agreement dated December 5, 2008 by and among BNC Bancorp, Bank of North Carolina and Richard D. Callicutt, II incorporated herein by reference to Exhibit 10.5 to the form 8-K filed with the SEC on December 5, 2008.*

10.6	Amended Employment Agreement dated as of December 18, 2007 among the Company, the Bank and David B. Spencer, incorporated herein by reference to Exhibit 10(i)(c) to the Form 8-K filed with the SEC on December 27, 2007.*

10.7	Employment Letter Agreement dated December 5, 2008 by and among BNC Bancorp, Bank of North Carolina and David B. Spencer incorporated herein by reference to Exhibit 10.3 to the form 8-K filed with the SEC on December 5, 2008.*

10.8	Amended Salary Continuation Agreement dated as of December 18, 2007 between the Bank and W. Swope Montgomery, Jr., incorporated herein by reference to Exhibit 10(ii)(a) to the Form 8-K filed with the SEC on December 27, 2007.*

10.9	Amended Salary Continuation Agreement dated as of December 18, 2007 between the Bank and Richard D. Callicutt, II, incorporated herein by reference to Exhibit 10(ii)(b) to the Form 8-K filed with the SEC on December 27, 2007.*

10.10	Amended Salary Continuation Agreement dated as of December 18, 2007 between the Bank and David B. Spencer, incorporated herein by reference to Exhibit 10(ii)(c) to the Form 8-K filed with the SEC on December 27, 2007.*

10.11	Bank of North Carolina Stock Option Plan for Directors, incorporated by reference to Exhibit 10(iii) to the form 10-Q filed with the SEC on November 2, 2009.*

10.12	Bank of North Carolina Stock Option Plan for Key Employees, incorporated by reference to Exhibit 10(iv) to the form 10-Q filed with the SEC on November 2, 2009.*

10.13	Directors Deferred Compensation Plan, incorporated by reference to Exhibit 10(v) to the form 10-Q filed with the SEC on November 2, 2009.*

10.14	Amended Endorsement Split Dollar Agreement dated December 18, 2007 between the Bank and W. Swope Montgomery, Jr., incorporated herein by reference to Exhibit (10)(vi)(a) to the Form 8-K filed with the SEC on December 27, 2007.*

10.15	Amended Endorsement Split Dollar Agreement dated December 18, 2007 between the Bank and Richard D. Callicutt II, incorporated herein by reference to Exhibit (10)(vi)(b) to the Form 8-K filed with the SEC on December 27, 2007.*

10.16	Amended Endorsement Split Dollar Agreement dated December 18, 2007 between the Bank and David B. Spencer, incorporated herein by reference to Exhibit (10)(vi)(c) to the Form 8-K filed with the SEC on December 27, 2007.*

10.17	BNC Bancorp Omnibus Stock Ownership and Long Term Incentive Plan incorporated herein by reference to Exhibit (10)(vii) of Form 10-K filed with the SEC on March 31, 2005.*

10.18	Employment Letter Agreement dated December 5, 2008 by and among BNC Bancorp, Bank of North Carolina and Thomas N. Nelson, incorporated herein by reference to Exhibit 10.6 to the form 8-K filed with the SEC on December 5, 2008.*

10.19	Employment Letter Agreement dated December 5, 2008 by and among BNC Bancorp, Bank of North Carolina and William Harvey McMurray III, incorporated herein by reference to Exhibit 10.7 to the form 8-K filed with the SEC on December 5, 2008.*

10.20	Separation and Non-Competition Agreement dated June 16, 2008 by and among BNC Bancorp, Bank of North Carolina and Ralph N. Strayhorn III, incorporated herein by reference to the Form 10-K filed with the SEC on March 17, 2009.*

10.21	Policy document for Performance Compensation for Stakeholders, incorporated by reference to Exhibit 10(xi) to the form 10-Q filed with the SEC on November 2, 2009.*

11.1	Statement Re: Computation of Per Share Earnings, incorporated herein by reference to the Form 10-Q filed with the SEC on November 2, 2009.

21.1	Subsidiaries of the Registrant, incorporated herein by reference to the Form 10-K filed with the SEC on March 17, 2009.

23.1	Consent of Cherry, Bekaert & Holland, L.L.P.

23.2	Consent of Brooks, Pierce, McLendon & Humphrey, L.L.P. (included in Exhibit 5.1).

24.1**	Power of Attorney (included in the signature pages to the Registration Statement).

*	Indicates a management contract or compensatory plan or arrangement.
**	Previously filed.